Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 5, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Apollo Investment Fund VIII, L.P.

Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

On behalf of our client, Apollo Investment Fund VIII, L.P. (“Apollo”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a tender offer statement on Schedule TO (the “Schedule TO”) with respect to a tender offer by Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Aspen Parent, Inc., a Delaware corporation (“Parent”) and which is controlled by certain equity funds managed by Apollo Management VIII, L.P., for all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Outerwall Inc., a Delaware corporation, at a purchase price of $52.00 per Share.

We have been informed that the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, in the amount of $90,202.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Schedule TO, please feel free to contact me at (212) 373-3110 or Taurie M. Zeitzer at (212) 373-3353.

Very truly yours,

/s/ Justin S. Rosenberg

Justin S. Rosenberg

cc:	Christopher R. Gruszczynski, Apollo Management